Berliner McDonald

A Professional Corporation

Attorneys at Law

5670 Greenwood Plaza Blvd.

Suite 418

Greenwood Village, Colorado 80111-2408

(303) 830-1700

(303) 830-1705 Fax

          Steven W. McDonald

 smcdonald@berlinermcdonald.com

January 11, 2007

By Facsimile and U.S. Mail

Adé K. Heyliger

Division of Corporate Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549-3628

Re:	Sport-Haley, Inc. — SEC Comment Letter dated January 10, 2007 — SEC File No. 005-45875

Dear Mr. Heyliger:

This firm represents Sport-Haley, Inc. (the “Company”).  We have reviewed the Staff’s comments to the tender offer documents, filed January 3, 2007, as set forth in the Staff’s letter dated January 10, 2007.  In response to your comments, we are filing electronically today Amendment No. 1 to Schedule TO with an amended Offer to Purchase filed as Exhibit (a)(1)(A). For your convenience, I have enclosed those pages of the Offer to Purchase reflecting changes in redline.

Responses to Staff Comments

We have the following responses to the Staff’s comments in the same order and using the same numbers as presented in your letter.

Offer to Purchase

Summary Term Sheet

What is the purpose of the Tender Offer, page 3

                1.             The Company confirms that Rule 13e-3 applies to both an enumerated transaction described in paragraph (a)(3)(i) that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of the Rule.  However, as explained below, the Company maintains that this tender offer is not a transaction requiring disclosure under Rule 13e-3 because there is no purpose, or any reasonable likelihood of, producing any of the 13e-3 effects set forth in (a)(3)(ii).

In response to your comment, we have revised the disclosure in the Summary Term Sheet, “What is the purpose of the Tender Offer,” to state that “This Tender Offer has neither a purpose of, nor reasonable likelihood of, producing any of the going private effects enumerated in Rule 13e-3(a)(3)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, we do not believe that this Tender Offer is a “going private transaction” subject to Rule 13e-3.  However, while the Board of Directors has no current plans for the Company to go private, such a transaction is one alternative the Board of Directors may consider at some time after the completion of the Tender Offer.  The Board of Directors has not made any determination to enter into one or more going private transactions at any time.  The Tender Offer, if successfully completed, will reduce the number of our publicly traded common shares.  See Section 2.”  Similar changes have been made to Section 2, “Purpose of the Tender Offer; Certain Effects of the Tender Offer, of the Offer to Purchase.

The Company believes that this tender offer has no purpose, or any reasonable likelihood of, producing any of the 13e-3 effects set forth in (a)(3)(ii) of the Rule for the following reasons:

(i)            As stated in the Offer to Purchase and as confirmed below in response to Comment No. 2, the Company is a voluntary §12(g) filer and did not have 300 record holders before, and will not have 300 record holders or more after, the tender offer.  The tender offer is not intended to, nor is there any reasonable likelihood of causing the Company to have less than 300 record holders of its common stock as it was below this threshold before the tender offer.  In other words, the transaction will have no effect on what is already the case.  The tender offer may cause the Company to have less than the 116 record holders it last reported (10-K, dated October 13, 2006), but the tender offer is not intended to, nor likely to, cause the effect of having less than 300 record holders as the Company has always been below that number.

(ii)           The tender offer is not intended to, nor is there a reasonable likelihood that it will cause Sport-Haley’s common stock not to be listed on the Nasdaq Global Select Market where its common stock is now listed.  Should all 472,000 shares of common stock be purchased in the tender offer at the maximum price of $5.30 per share, Sport-Haley would still meet the Nasdaq requirements for continued listing on the Global Select Market.

For a public reporting company, as you know, the process of “going private” encompasses two entirely different and distinct matters:  (i) meeting certain requirements so that the Company may opt out of the periodic reporting requirements under the SEC statutes and regulations; and, (ii) conducting a major corporate transaction that results in acquiring all or most of the shares held by shareholders other than affiliates.  The definition of a going private transaction having the going private effects described in Rule 13e-3 focuses on the first of these matters.  However, the disclosures made in Sport-Haley’s tender offer documents were meant to discuss the possibility of going private in the full sense, encompassing both of those requirements.

Will Sport-Haley remain a public company after the Tender Offer, page 4

                2.             The Company confirms that prior to the commencement of the tender offer, it had less than 300 holders of record of its common stock.  See the Company’s 10-K, filed October 13, 2006, Part II, Item 5 (116 record holders).(1)  Thus, both before and after the tender offer, Sport-Haley will have less than the 300 record holders required to discontinue its reporting obligations under §12(g) of the Exchange Act and Rule 12g-4.  The Company was originally registered under §12(b).  In January 2006, the Company filed a Registration Statement on Form 10 to register its common stock under §12(g), although at that time it had only 124 record holders (see Item 9).  Thus, Sport-Haley is a voluntary §12(g) filer.

While the Company did not refer in the Offer to Purchase to the number — 300 — of record holders below which it could discontinue its reporting obligations, it did disclose that, “Under applicable securities statutes and regulations, even prior to the commencement of the Tender Offer, the Company had less than the minimum number of holders of record of our Common Stock required in order to discontinue its reporting obligations.”

As stated above, the tender offer will have no effect, and is not reasonably likely to reduce the number of record holders to less than 300 as Sport-Haley has never, to my knowledge, had 300 or more record holders of its common stock.  Thus, the tender offer will have no effect whatsoever on that status.  Further, as also noted above, the tender offer is not intended to, would not have a reaonable likelihood of, causing Sport-Haley to not meet the continued listing requirements of the Nasdaq Global Select Market.  The Global Select Market has no requirement related to the number of record holders.  Instead, for continued listing, a company must have at least 400 shareholders (defined as round lot holders of 100 or more shares).  Sport-Haley’s management has advised that it reasonably estimates that it currently has approximately 600 to 650 shareholders.  The tender offer is not designed to, nor reasonably likely to, reduce that number to below 400.  In fact, to the contrary, at this time the Company does not wish to de-list its stock from Nasdaq, as was disclosed, but expects to continue to meet the listing requirements.

The analysis of why Sport-Haley does not believe that there is a reasonable likelihood that the tender offer will have a going private effect under Rule 13e-3(a)(3)(ii) is set forth above in the response to Comment No. 1.

(1)             Sport-Haley estimated that it had 850 beneficial shareholders.

2.  Purpose of the Tender Offer; Certain Effects of the Tender Offer, page 16

                3.             We believe there may have been some confusion in the disclosures related to “going private” as that term is used to mean the two distinct procedures set forth above in response to Comment No. 1.  The Company’s reference to reducing the number of its common shares being beneficial to it if it later determines to enter into one or more transactions that would (i) relieve it of its SEC reporting requirements and de-list its common stock from Nasdaq; and (ii) entering into one or more major transactions to acquire all or most of the shares held by shareholders other than affiliates, was intended to refer to the second of these distinct meanings of “going private.”  As was disclosed, the Company has no present intention to go private.  However, it wished to disclose that after the tender offer, this was a strategic alternative that the Company might possibly consider.  However, as there is no plan of going private in one or more steps or transactions, a tender offer intended to repurchase around 17% of the common stock is not being effected as part of, or in furtherance of, a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the “going private effects.”

First, as outlined above, the transaction itself does not have a reasonable likelihood or purpose of producing the “going private effects.”  Second, the Company has no present plan that the tender offer will be one step in going private as it has no present plans to go private.  Since the  disclosure that tender offer would be of assistance in the event that the Company at some time determines to go private (as buying back or exchanging all or most of the publicly traded shares would be no doubt part of that process) may be confusing to shareholders, certain sections of the Offer to Purchase have been revised accordingly (pp. 3, 4, Section 2).

Company Acknowledgments

Pursuant to your request, the Company has authorized me to state on its behalf its acknowledgment that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or comments.  We hope to hear from you soon.

Very truly yours,

BERLINER MCDONALD P.C.

Steven W. McDonald

SWM:krm

Enclosures

cc:                                 Donald W. Jewell

Patrick W. Hurley